Exhibit 1.01

Harvard Bioscience, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2024

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend,” “believe” and similar expressions or statements that do not relate to historical matters. Forward-looking statements include, but are not limited to, information concerning the Company’s compliance efforts and expected actions identified herein. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. Forward-looking statements do not guarantee future performance and involve known and unknown uncertainties, risks, assumptions, and contingencies, many of which are outside the Company’s control. Risks and other factors that could cause the Company’s actual results to differ materially from those described in its forward-looking statements include those described in the “Risk Factors” section of the Company’s most recently filed Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this document. Except as required by law, the Company assumes no obligation to update forward-looking statements to reflect any change in expectations, even as new information becomes available.

Conflict Minerals Disclosure

This Conflict Minerals Report (the “Report”) for Harvard Bioscience, Inc. (“Harvard Bioscience,” the “Company,” “we,” “us,” or “our”) for the reporting period from January 1, 2024 to December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The SEC adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“Conflict Minerals” or “3TGs”). These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not such Conflict Minerals fund armed conflict.

The information contained in this Report covers the Company and its subsidiaries. The content of any website referred to in this Report is included for general information only and is not incorporated by reference in our Form SD or this Report.

Company Overview and Covered Products

We are a leading developer, manufacturer and seller of technologies, products and services that enable fundamental advances in life science applications, including research, pharmaceutical and therapy discovery, bio-production and preclinical testing for pharmaceutical and therapy development. Our products and services are sold globally to customers ranging from academic institutions and government laboratories to pharmaceutical, biotechnology and contract research organizations.

We have organized our product line activities into two product families: Cellular and Molecular Technologies (“CMT”) and Preclinical. Our CMT product family is primarily composed of products supporting research related to molecular, cellular organ and organoid technologies, with additional application in the emerging field of bio-production of pharmaceuticals and therapeutics. The principal customers for our CMT products include academic and government laboratories, biotechnology and pharmaceutical companies, and contract research organizations. Our Preclinical product family includes products that support the preclinical research and testing phase for drug development, and in particular testing related to data collection and analysis for safety and regulatory compliance. Preclinical products are primarily sold to pharmaceutical and biotechnology companies and CROs, as well as to larger academic laboratories.

We have determined that one or more 3TGs are necessary to the functionality or production of CMT and Preclinical products that we manufactured, or contracted to manufacture, in the period covered by this Report. As a result, our CMT and Preclinical product families are considered Covered Products for the purposes of this Report.

Reasonable Country of Origin Inquiry

For purposes of this Report, “Covered Countries” refers to the Democratic Republic of the Congo (the “DRC”) and adjoining countries, defined as any country that shares an internationally recognized border with the DRC. In view of the above, we conducted a good faith, reasonable country of origin inquiry (“RCOI”) to determine whether the 3TGs incorporated into our Covered Products originated in the Covered Countries or were from recycled or scrap sources.

Our supply chain is complex, and there are many third parties between us and the original sources of the 3TGs. Furthermore, we do not purchase raw ore or unrefined 3TGs directly or make purchases from the Covered Countries. As a consequence, we rely on our direct or Tier 1 suppliers to provide information on the origin of the 3TGs contained in our Covered Products. As part of our RCOI, we surveyed relevant direct suppliers using the Conflict Minerals Reporting Template (“CMRT”) prepared by the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative).

We retained Assent Inc. (“Assent”), a third-party service provider, to assist us carrying out the RCOI. We provided a list of relevant suppliers and parts to Assent for uploading to its Assent Compliance Manager SaaS system, a tool that supports tracking of supplier communications and allows suppliers to upload completed CMRTs directly into the tool for validation, assessment, and management. Assent engaged in follow-up communications with suppliers who did not respond to the survey or whose responses were incomplete or required clarification, as appropriate.

Due Diligence

Our due diligence measures were designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (OECD) Guidance and related supplements. Our due diligence measures included the following:

1.	Establishing Strong Management Systems

A.	Conflict Minerals Policy. In 2013, we adopted a written Conflict Minerals Policy relating to the use of conflict minerals in our supply chain. A copy of our Conflict Minerals Policy is available at https://investor.harvardbioscience.com/corporate-governance.

B.	Internal Management Team. We have established a cross-functional Conflict Minerals Compliance Team led by the Company’s head of global engineering. The Conflict Minerals Compliance Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts. As noted above, we also engaged Assent to assist us in evaluating supply chain information regarding 3TGs and in the development and implementation of due diligence steps that we undertake without our suppliers.

C.	Supplier Engagement. We encourage our suppliers to implement responsible sourcing of 3TGs and to provide accurate, complete, and timely information on the use of 3TGs in the products that they supply to us. Our in-scope suppliers have also been provided with access to Assent’s library of conflict minerals training and support resources. Also, Assent’s automated feedback process notifies suppliers of risks associated with their CMRT submission and serves to educate suppliers of certain conflict mineral risks.

D.	Grievance Mechanism. Our Code of Business Conduct and Ethics includes procedures for reporting violations of our policies, including our Conflict Mineral Policy, including procedures for reporting such matters on an anonymous basis.

2.	Identifying and Assessing Risks in our Supply Chain.

As discussed above, we identify relevant Tier 1 suppliers and rely on them to provide the necessary information about the use of 3TGs in the products that they supply to us. We understand that our Tier 1 suppliers rely on information provided by their suppliers to provide information the country of origin of 3TGs incorporated in our Covered Products. In reviewing this information, we use risk assessment tools provided by our vendor Assent to assess 3TG-related supply chain risks.

3.	Designing and Implementing a Strategy to Respond to Identified Risks.

We have developed a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Working through Assent, we contact non-responsive suppliers to outline the importance of responding to CMRTs and compliance with relevant conflict minerals guidelines and the Company’s expectations. Feedback on suppliers’ submissions is given directly to respective suppliers, and educational resources are provided to assist suppliers in implementing corrective actions or to improve their internal programs. The results of the program and risk assessment are shared with our Conflict Minerals Compliance Team and senior management to ensure transparency within the Company.

4.	Carrying Out Independent Third-Party Supply Chain Audits

We do not have direct relationships with smelters or refiners in our supply chain and, as a result, we do not perform direct audits of these entities. Instead, we rely on third-party audits of smelters and refiners conducted through programs such as the Responsible Minerals Assurance Process (“RMAP”).

5.	Reporting on Our Supply Chain Due Diligence

We publicly filed our Form SD and this Report with the SEC. A copy of these materials, as well as our Conflict Minerals Policy, is publicly available on our website at https://investor.harvardbioscience.com/corporate-governance.

Diligence Results

1.	Survey Responses.

As of May 19, 2025, there were 697 suppliers in scope of our conflict minerals program. Of those suppliers, 330 (or 47.3%) provided a completed CMRT. Also as of May 19, 2025, there were 10 invalid supplier submissions that could not be corrected.

2.	Smelters or Refiners in Our Supply Chain

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the lists of smelters maintained by RMI and, if a supplier indicated that a facility was certified as conflict-free, confirmed that the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs. Our suppliers identified a total of 365 smelters and refiners that appear on the lists maintained by RMI. Of these 365 smelters and refiners, (i) 232 are validated as conflict free by RMI or a cross-recognized initiative; (ii) based on information provided by RMI, a further 4 have agreed to undergo or are currently undergoing a third-party audit; (iv) 97 were not enrolled in the process to become compliant to the RMAP; and (iii) 32 were identified as non-conformant under the RMAP.

As noted above, we submitted CMRTs to our Tier 1 suppliers. The majority of the responses were provided at the company or division level, as opposed to the product or part number level. As a result, we are unable to identify which smelters listed in these responses actually processed the 3TGs contained in our products. In addition, the responses that we receive from our suppliers may yield inaccurate or incomplete information because our suppliers may not have received accurate and complete information from their lower tier suppliers. Because we are not a member of the RMI, we do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMI’s RMAP or similar programs.

As a result, and after conducting the due diligence described above, we are unable to conclusively determine the countries of origin of the 3TGs contained in our Covered Products.

Future Steps

We have taken, or expect to take in reporting year 2025, the following steps to mitigate the risk that 3TGs contained in our products finance or benefit armed groups in the Covered Countries:

•	Communicating our expectations concerning the responsible sourcing of 3TGs used in our products to our Tier 1 suppliers.

•	Encouraging our suppliers to obtain accurate, complete, and timely information on the use of 3TGs in the products that they supply to us.

•	Providing our suppliers with information and directing them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.